SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SILVER STAR ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

828234203

(CUSIP Number)

Robert McIntosh, 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064

(310) 312-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2004

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.  828234203

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1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    Naomi Patricia Johnston

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2. Check the Appropriate Box if a Member of a Group (A) / /

    (See Instructions) (B) / /

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3. SEC Use Only

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4. Source of Funds (See Instructions)

    PF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                         / /

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 6. Citizenship or Place of Organization

  Canada

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Number of Shares                                         7. Sole Voting Power

                                                                                22,300,000

Beneficially Owned                                       8. Shared Voting Power

                                                                                    0

By Each Reporting                                       9. Sole Dispositive Power

                                                                                22,300,000

Person With                                               10. Shared Dispositive Power

                                                                                    0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

22,300,000

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

     (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

20.92%

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 14. Type of Reporting Person (See Instructions)

IN

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ITEM 1. Security and Issuer.

    The statement relates to the Common Stock, no par value per share ("Common Stock") issued by Silver Star, Inc., a Nevada Corporation (the "Company"), whose principal executive offices are located at 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064.

ITEM 2. Identity and Background.

    This statement is filed by Naomi Patricia Johnston, an individual ("Reporting Person"), whose principal offices are located at 2435 West 7th Avenue Vancouver, British Columbia V6K 1Y6.

    The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

    The Reporting Person acquired 22,300,000 shares of the Company's stock through various transactions.  Reporting Person has no options to purchase shares of the Company's common stock.

ITEM 4. Purpose of Transaction

The purpose of the transaction in the stock is investment. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

OPTIONS

As of the date hereof, the Reporting Person beneficially owns no options to purchase shares of the Company's common stock.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 22,300,000 shares of the Company's common stock, comprising 20.92% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 106,578,624 shares of Common Stock of the Company stated by the Company as issued and outstanding as of January 26, 2004. The Reporting Person has sole voting and dispositive powers with respect to 22,300,000 shares of Common Stock which she owns.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    NONE.

ITEM 7. Material to be Filed as Exhibits.

    NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2004

/s/ Naomi Patricia Johnston

Naomi Patricia Johnston